Exhibit 10.6

SECOND AMENDMENT TO OFFICE LEASE

THIS SECOND AMENDMENT TO OFFICE LEASE ("Second Amendment") is made as of June 30, 2006, by and between KILROY REALTY, L.P., a Delaware limited partnership ("Landlord") and AMN HEALTHCARE, INC., a Nevada corporation ("Tenant").
R E C I T A L S :
A.Landlord and Tenant entered into that certain Office Lease, dated April 2, 2002 (the "Office Lease"), as amended by that certain First Amendment to Office Lease dated as of May 31, 2002 (the "First Amendment") (the Office Lease and First Amendment are, collectively, the "Lease"), whereby Landlord leased to Tenant and Tenant leased from Landlord all of the approximately 175,672 rentable (164,128 usable) square feet of space (the "Premises") consisting of all of the first (1st), second (2nd), third (3rd), fourth (4th) and fifth (5th) floors of that certain six (6) story building located at 12400 High Bluff Drive, San Diego, California 92130 (the "Building"), which Building contains approximately 208,961 rentable (195,264 usable) square feet of space.

B.The parties desire to amend the Lease on the terms and conditions set forth in this Second Amendment.
A G R E E M E N T :

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Capitalized Terms. All capitalized terms when used herein shall have the same meaning as is given such terms in the Lease unless expressly superseded by the terms of this First Amendment.

2.Acknowledgement of Ongoing Nature of Letter of Credit Provisions. Landlord and Tenant hereby acknowledge and agree that (i) as a result of Tenant's then-existing financial condition and its then-existing satisfaction of the Required Thresholds set forth in Section 21.2.2.2 of the Lease, Tenant was not initially required to deliver the L-C otherwise required pursuant to Section 21.2 of the Lease (the "Initial Delivery Waiver"); (ii) the Initial Delivery Waiver was conditional in nature, being subject to Tenant's continued satisfaction of the Required Thresholds; (iii) the Initial Delivery Waiver did not constitute a waiver of Tenant's ongoing obligation to maintain the Required Thresholds, the failure of which trigger the L-C reestablishment obligations set forth in Sections 21.2.2.2 and 21.2.2.3 of the Office Lease, (iv) as Tenant currently satisfies the Required Thresholds (as amended by this Second Amendment, below), Landlord hereby defers the rights it may otherwise have under Section 21.2 of the Lease to require Tenant to presently deliver the L-C based upon any previously occurring failure by Tenant to meet the then-controlling Required Thresholds; and (v) to the extent Tenant hereafter fails to satisfy the Required Thresholds (as amended by this Second Amendment, below), Tenant shall be obligated to establish (or reestablish, as the case may be) the L-C in the then-applicable L-C Amount pursuant to the terms and conditions of Section 21.2.2 of the Lease.

Exhibit 10.6
3.Required Thresholds; Underlying Definitions. The first five (5) sentences of Section 21.2.2.2 of the Office Lease are hereby amended and restated in their entirety as follows.

Landlord and Tenant hereby acknowledge and agree that the L-C Amount is subject to increase and decrease throughout the Lease Term at the end of each financial quarter as set forth in this Section 21.2.2.2. For purposes of this Section 21.2, the term "Required Thresholds" shall mean the maintenance by Tenant and its Affiliates, determined on a consolidated basis upon the last day of each and every fiscal quarter of Tenant occurring during the Lease Term (inclusive of any Option Terms), of both (A) a "Net Income Coverage Ratio" of no less than 2.25 (i.e., which may otherwise be stated as a fraction of no less than nine-fourths), and (B) a "Market Capitalization" equal to or greater than Three Hundred Fifty Million and No/100 Dollars ($350,000,000.00). For purposes of this Section 21.2, the term "Net Income Coverage Ratio" shall mean a fraction, the numerator of which is Tenant's "Net Income" for the immediately preceding four (4) fiscal quarter period (inclusive of the fiscal quarter ending on the date the then-applicable determination is being made), and the denominator of which shall be the rent (i.e., all Base Rent and Additional Rent) due and owing under this Lease over the corresponding four (4) fiscal quarter period. For purposes of this Section 21.2, the term "Net Income" shall mean the "net income" determined by Tenant in accordance with Generally Accepted Accounting Principles, consistently applied, as reported in Tenant's corresponding quarterly "I0-K" and "10-Q" reports. For purposes of this Section 21.2, the term "Market Capitalization" shall mean an amount equal to the product of(]) the number of "fully diluted shares outstanding" of Tenant's stock existing as of the last day of the applicable fiscal quarter, as reported in Tenant's corresponding quarterly "10-K" and "10-Q" report, and (2) the average closing share price during the last thirty (30) calendar days of the applicable financial quarter.
Immediately following the foregoing amended and restated language, the remainder of Section 21.2.2.2 of the Office Lease (commencing with the sixth (6th) sentence therein [i.e., the sentence beginning with "Thereafter, (i) to the extent that Tenant continues to maintain the Required Thresholds for four (4) consecutive financial quarters, ...."]), shall continue without modification.

For purposes of example only, to the extent Tenant, as of the last day of the third (3rd) fiscal quarter of 2007, were to have a Market Capitalization of $575,000,000.00, but a Net Income Coverage Ratio of only 2.125 (i.e., 17/8ths), Tenant would have failed to satisfy the Required Thresholds. As a result of such failure, and pursuant to the terms of Section 21.2.2.2 and Section 21.2.2.3 of the Lease, Tenant would then be obligated to deliver to Landlord an L-C in the then-applicable L-C Amount, promptly following Tenant's receipt of a Reestablishment Notice from Landlord. If Tenant failed to so deliver the L-C in the applicable L-C Amount within thirty (30) days of its receipt of such Reestablishment Notice, the increased Base Rent (i.e., liquidated damages) provisions of Section 21.2.2.3 would commence.

4.Brokers. Landlord and Tenant hereby warrant to each other that they have had no dealings with any real estate broker or agent in connection with the negotiation of this Second Amendment, and that they know of no real estate broker or agent who is entitled to a commission in connection with this Second Amendment. Each party agrees to indemnify and defend the other party against and hold the other party harmless from any and all claims, demands, losses, liabilities, lawsuits, judgments, and costs and expenses (including, without limitation, reasonable attorneys' fees) with respect to any leasing commission or equivalent

Exhibit 10.6

compensation alleged to be owing on account of the indemnifying party's dealings with any real estate broker or agent.

5.Conflict; No Further Modification. In the event of any conflict between the Lease and this Second Amendment, this Second Amendment shall prevail as to the subject matter contained herein. Except as otherwise set forth in this Second Amendment, all of the terms and provisions of the Lease shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, this Second Amendment has been executed as of the day and year first above written.

"LANDLORD"     KILROY REALTY, L.P.,
    a Delaware limited partnership

By: Kilroy Realty Corporation, a Maryland corporation
General Partner
By: /s/ Jeffrey C. Hawken
Its: Executive Vice President, Chief Operating Officer
By: /s/ Tyler H. Rose
Its: Senior Vice President and Treasurer

"TENANT"    AMN HEALTHCARE, INC.,
    a Nevada corporation
By: /s/ David C. Dreyer
Its: CFO
By: /s/ Denise Jackson
Its: Sr. VP